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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


          UNDER THE: SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)

                        Transcrypt International, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  89363A 10 l
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                                (CUSIP Number)

                               December 31, 1999
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             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]        Rule     13d-l(b)
               [ ]        Rule     13d-l(c)
               [x]        Rule     13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 89363A 10 1           Page 2 of 7

1       NAME OF REPORTING PERSON:  John T. Connor II
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [  ]
        (b) [  ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF           5   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        6   SHARED VOTING POWER
OWNED BY                1,399,528
EACH                7   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON              8   SHARED DISPOSITIVE POWER
WITH                    1,399,528

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        John T. Connor II beneficially owns 1,399,528 shares of Common Stock.

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
        [x]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9):
        10.6%

12      TYPE OF REPORTING PERSON (See Instructions) IN
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CUSIP No. 89363A 10 1           Page 3 of 7

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
        Janice K. Connor

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
        (a) [  ]
        (b) [  ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF                5  SOLE VOTING POWER
SHARES BENEFICIALLY         0
OWNED BY                 6  SHARED VOTING POWER
EACH                        1,105,271
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON                      0
WITH                     8  SHARED DISPOSITIVE POWER
                            1,105,271

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Janice K. Connor beneficially owns 1,105,271 shares of Common Stock.

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
        [x]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
        8.5%

12      TYPE OF REPORTING PERSON (See Instructions) IN
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CUSIP No. 89363A 10 1           Page 4 of 7

ITEM 1.

(a)     Name of Issuer:

        Transcrypt International, Inc.

(b)     Address of Issuer's Principal Executive Offices

        4800 NW First Street
        Lincoln, Nebraska 68521

ITEM 2.

(a)     Name of Person Filing:

        The Reporting Persons filing this statement are John T. Connor II and Janice K. Connor, husband and wife. This statement contains information regarding shares of Common Stock owned by: each of the filers, family trusts for the benefit of the Connor's children, and the Connor's children.

(b)     Address of Principal Business Office or, if none, Residence:

        [i]  John T. Connor II
             1281 Gulf of Mexico Drive
             Longboat Key, FL 34228-4626

        [ii] Janice K. Connor
             1281 Gulf of Mexico Drive
             Longboat Key, FL 34228-4626

(c)     Citizenship:

        United States of America

(d)     Title of Class of Securities:

        Common Stock

(e)     CUSIP Number:

        89363A 10 1

ITEM 3. [  ]
                      Inapplicable
ITEM 4. OWNERSHIP

(a)     Amount Beneficially Owned:
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CUSIP No. 89363A 10 1           Page 5 of 7

        John T. Connor II beneficially owns 1,399,528 shares of Common Stock (this includes 294,257 shares which Mr. Connor has the right to acquire beneficial ownership pursuant to stock options). Of the 1,399,528 shares, Mr. Connor disclaims beneficial ownership of 376,258 shares held by Janice K. Connor and 211,980 shares held by or in trust for other members of the Connor family (a total of 588,238 shares).

Janice K. Connor beneficially owns 1,105,271 shares of Common Stock. Of the 1,105,271 shares, Mrs. Connor disclaims beneficial ownership of 517,033 shares held by John T. Connor II and 211,980 shares held by or in trust for other members of the Connor family (a total of 729,013 shares).

(b)     Percent of Class:

        [i]  For John T. Connor II:
             10.6%; see below

        [ii] For Janice K. Connor
             8.5%; see below

        For John T. Connor II, this calculation represents the percentage based on 13,240,881 shares outstanding, of which 294,257 shares represent the options held by John T. Connor II and 12,946,624 shares are the shares outstanding, which is the weighted average number of shares outstanding reported in the Issuer's latest 10-Q, dated November 15, 1999. For Janice K. Connor, this calculation represents the percentage based on 12,946,624 shares outstanding, which is the weighted average number of shares outstanding reported in the Issuer's 10-Q.

(c)     Number of shares as to which the person has:

        For John T. Connor II

        (i)  Sole power to vote or to direct the vote

        See Cover Pages Item 5

        (ii)  Shared power to vote or to direct the vote

        See Cover Pages Item 6

        (iii)  Sole power to dispose or to direct the disposition of

        See Cover Pages Item 7

        (iv)  Shared power to dispose or to direct the disposition of

        See Cover Pages Item 8

        For Janice K. Connor
        (i)  Sole power to vote or to direct the vote

        See Cover Pages Item 5
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CUSIP No. 89363A 10 1           Page 6 of 7

        (ii)  Shared power to vote or to direct the vote

        See Cover Pages Item 6

        (iii)  Sole power to dispose or to direct the disposition of

        See Cover Pages Item 7

        (iv)  Shared power to dispose or to direct the disposition of

        See Cover Pages Item 8

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Inapplicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Inapplicable.

ITEM 10.CERTIFICATION.

        Inapplicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                February 11, 2000
                                                ------------------------------
                                                        Date

                                                /s/ John T. Connor II
                                                ------------------------------
                                                        Signature
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CUSIP No. 89363A 10 1           Page 7 of 7

                                                February 11, 2000
                                                -----------------------------
                                                        Date

                                                /s/ Janice K. Connor
                                                -----------------------------
                                                        Signature

                                   EXHIBIT A
                            JOINT FILING AGREEMENT
                            ----------------------

        Agreement among John T. Connor II and Janice K. Conner, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Transcrypt International, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by
Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 11th day of February, 2000.

                                                /s/ John T. Connor II
                                                ------------------------------
                                                     John T. Connor II

                                                /s/ Janice K. Connor
                                                ------------------------------
                                                     Janice K. Connor